Filed pursuant to Rule 433
Registration Statement No. 333-160871

Zion Oil & Gas Newsletter
September 25, 2009
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Dear Shareholder and/or Friend of Zion...

Here is an update of our progress during the past week.

Operations on the Ma'anit-Rehoboth #2 Well

As noted last week, we have successfully drilled this well to a depth of approximately 17,913 feet (5,460 meters).

This past week, we ran a 'velocity survey' in order to help increase our understanding of the geology of our license area.

A 'velocity survey' is a type of seismic survey where the seismic travel time from the surface to a known depth is measured. Geophones are lowered into the wellbore and a pulse wave sent out from ground level; the resulting signals are then recorded.

The velocity survey data will be used to correlate specific formations to reflections seen on the seismic sections that we used to map the Ma’anit structure.

We have decided, for the present, not to drill any deeper in this well and are now analyzing and establishing the priorities of the seven zones that warrant completion testing. However, the well bore is in excellent condition and it is possible that we will drill this well deeper in the future. Next week, I will comment further, but I'll mention that this week Zion's Chairman, John Brown, gave me a note with the reference Psalm 135:6 - 'Whatever pleased the Lord, he did, in heaven and on earth, in the seas, and all the depths...'

Having carried out the velocity survey, we then ran the 7-5/8 inch tie-back casing string into the well, in preparation for the testing of the well. The 7-5/8 inch casing ties the drilling liner (set previously) back to the surface, giving pressure integrity during the testing phase.

This week, we were also negotiating for the use of a smaller rig for completion operations on this well. However, it may be some weeks before such a rig becomes available and we can carry out meaningful testing on the well. Happily, one smaller rig is available in Israel so, almost certainly, we will not need to import a completion rig.

Late next week, we plan to start rigging down the 2,000 horsepower drilling rig and start moving it (by truck) to the prepared site of the proposed Elijah #3 well at Kibbutz Ein Carmel.

Preparations at the site of the Elijah #3 Well

Here are some photographs, taken this week, during my visit to the fields of Kibbutz Ein Carmel (in English, Kibbutz 'Carmel Spring'), the location of the site of the Elijah #3 well.

The access road to the site is through a banana plantation. At the end of the road is the site of the Elijah #3 well.

On the left of the picture, you can see ripening bananas. At the end of the road, you can see the concrete pad on which the drilling rig will be erected.

In this picture, I am standing on the concrete pad, discussing with the works foreman the hole into which the drilling will take place.

Here you can see, up close, the hole in the concrete pad. In the background you can see banana trees and the Carmel mountains.

On the left is the pit (50 meters long and 20 meters wide) and in the centre is the concrete pad. You can get a sense of scale from the two parked cars and the works foreman.

Behind the site is the water supply infrastructure, situated in front of further banana fields.

Next week, we will set the 'conductor pipe'; that is, a short length of pipe, driven into the ground. Conductor pipe is run because the initial shallow section of the well is drilled in unconsolidated soil rather than consolidated strata (i.e. solid formations) encountered deeper.

We will also, next week, initiate our security on the area and equipment can then start to arrive on site.

Rights Offering

As mentioned in previous weeks, Zion has filed with the Securities and Exchange Commission (SEC) an amendment to the registration statement (which was filed in July 2009), with respect to a proposed Rights Offering to our common stockholders.

As amended, the proposed Rights Offering will offer a maximum of 3.6 million shares of stock at $5.00 for each share of stock. Should the rights offering be fully subscribed, the company will receive gross proceeds of $18 million.

Under the newly amended rights offering, stockholders have the right to purchase twenty three (23) shares of stock for every one hundred (100) shares of common stock owned on the (to be determined) record date.  This is identical to 0.23 subscription rights for each share of common stock owned on the record date.

If you were among the many hundreds of our stockholders who did not receive as many $5.00 shares as you subscribed for in the earlier rights offering, this is your 'second chance' opportunity. Obviously, this offer is open to everyone who is a stockholder of record on the (as yet undetermined) record date.

The offering can only 'go effective' (or in plain language, 'begin') when the SEC have completed their review, so we patiently wait.

Wall Street Journal Interview

As you can see in the photograph (above left), Charles Levinson (on the left of the picture), the Jerusalem Bureau Chief of 'The Wall Street Journal' (WSJ) visited us this past week, in order to interview John Brown and visit the site of the Ma'anit-Rehoboth #2 well.

John explained his vision and then gave the WSJ a guided tour of our operations. The intrepid WSJ photographer (in the centre of both pictures) got up on the rig floor - 'real close and personal' - in order to record the visit for posterity. I'll let you know when the WSJ article is released.

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466 ).